Lead Real Estate Co., Ltd

August 11, 2022

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention: Ameen Hamady

Wilson Lee

Pam Long

Ruairi Regan

Re:	Lead Real Estate Co., Ltd
Amended Draft Registration Statement on Form F-1
Submitted July 22, 2022
CIK No. 0001888980

Ladies and Gentlemen:

This letter is in response to the letter dated August 1, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Lead Real Estate Co., Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 54

1.	We note your response to comment 2 and revised disclosure on page 54. Given your disclosure on page F-8 that the adoption of ASC 606 did not have a material effect on your consolidated financial statements, it is still not clear to us how the adoption of ASC 606 in July 2019 resulted in an increase in your revenue and receivables for the reported periods. To the extent you continue to believe that the adoption of ASC 606 did have an impact by increasing your revenue and receivables for the reported periods, please clarify and further expand your disclosures to discuss the significant changes the adoption of ASC 606 had on your revenue recognition policies when compared to the pre ASC 606 periods.

We respectfully advise the Staff that the adoption of ASC 606 led to an increase in our revenue recognized and the commensurate receivables during the second half of the fiscal year and a decrease during the first half, since revenue is recognized over time via the input method as compared to at a point in time during the pre-ASC 606 periods and our home construction often starts during the second half of the fiscal year. In response to the Staff’s comments, we acknowledge that the impact of such fluctuations of revenue within the fiscal year becomes immaterial over the long term. Therefore, we revised our disclosure on page 54 of the Registration Statement to clarify that the adoption of ASC 606 did not have a material effect on our consolidated financial statements.

1. Nature of Operations and Significant Accounting Policies

Revenue Recognition, page F-8

2.	We note your response to comment 3 that the Company is using the input method and recognize revenue based on costs incurred through the construction process relative to the total expected costs of construction. We further note that the Company uses certain measures of progress during the construction process. Please clarify how the Company is using such measures of progress and how, if any, such measures of progress impact the amount of revenue recognized on any given contract. In that regard, we note that such measures of progress appear to be similar to milestones which are more consistent with use of an output method rather than an input method.

We respectfully advise the Staff that, although the measures of progress presented may be construed as milestones associated with the output method, we are using such measures of progress to delineate costs incurred by us during the home construction process. As such, the amount of costs incurred in each stage of the construction process are divided against our total expected construction costs and the ratios from such calculation are applied against the total contract value to recognize revenue over time according to the input method. In response to the Staff’s comments, we revised our disclosure on pages F-9 and F-32 of the Registration Statement to clarify.

3.	We note your response to comment 4 where you indicate that you do not believe that the disclosure requirements related to contract assets and contract liabilities in ASC 606-10-50-8 are applicable. However, we note that the Company recognizes customer deposits related to amounts billed upon execution of your Land Sales and Construction Contracts. Therefore, it would appear that such amounts represent a contract liability consistent with the guidance in ASC 606-10-45-2. Please clarify and/or provide the disclosures outlined in ASC 606-10-50-8(b) for the periods presented.

In response to the Staff’s comments, we revised our disclosure on pages F-9 and F-32 of the Registration Statement to clarify and provide the disclosures outlined in ASC 606-10-50-8(b) for the periods presented.

7. Debt, page F-43

4.	We note your response to comment 7. We note that you present 1,892,468 JPY of short term land borrowings as due in 2023 in your contractual obligations table disclosed on page 53. Please tell us why such an amount should not be included in the column due in 2022 considering that your short term land borrowings are all classified as short term on your consolidated balance sheets and have a maturity of 3 to 6 months based on your disclosures on page F-43. Please revise or advise.

We respectfully advise the Staff that we inadvertently disclosed the average payback period of three to six months instead of the maturities of the short-term land borrowings, which are up to 12 months. In response to the Staff’s comments, we revised our disclosure on pages F-20 and F-43 of the Registration Statement to correctly disclose that the maturities of the short-term land borrowings are up to 12 months. Therefore, the contractual obligations tables on page 53 of the Registration Statement correctly reflects the contractual maturities of short-term land borrowings due in 2022 and 2023.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Eiji Nagahara
Name: Eiji Nagahara
Title: President and Chief Executive Officer

cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC